FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     000-29944

For the month of:         January, 2005

INFOWAVE SOFTWARE, INC.
(Translation of registrant’s name into English)

Suite 200 - 4664 Lougheed Highway Burnaby, British Columbia, Canada V5C 5T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

COMPLETION OF ARRANGEMENT

The Supreme Court of British Columbia approved the Plan of Arrangement between Infowave Software, Inc. and 6311059 Canada Inc. (the “Registrant”) effective Tuesday, January 18, 2005. Upon the effectiveness of the arrangement, the Registrant’s common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to Infowave Software, Inc., and reports filed for Infowave Software, Inc. under the Exchange Act prior to the arrangement should be regarded as applicable to the Registrant, as successor issuer. In connection with the Plan of Arrangement, the Registrant has changed its name to Infowave Software, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 31st day of January, 2005.

INFOWAVE SOFTWARE, INC. (Registrant)

By: (Signed) “George Reznik” George Reznik, Chief Financial Officer